UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2024

Commission File Number:  001-33283

EUROSEAS LTD.
(Translation of registrant’s name into English)

4 Messogiou & Evropis Street
151 24 Maroussi, Greece
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [  ]

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached to this Report on Form 6-K as Exhibit 1 is a copy of the press release issued by Euroseas Ltd. (the “Company”) on November 20, 2024: Euroseas Ltd. Reports Results for the Nine-Month Period and Quarter Ended September 30, 2024, Declares Quarterly Dividend and Announces Order for the Construction of Two Fuel-Efficient 4,300 TEU Containerships.

This Report on Form 6-K (which includes Exhibit 1), except for the paragraph in Exhibit 1 beginning with “Aristides Pittas, Chairman and CEO of Euroseas commented:” and the succeeding two paragraphs, is hereby incorporated by reference into the Company’s Registration Statement on Form F-3 (File No. 333-268708) filed with the U.S. Securities and Exchange Commission (the “Commission”) on December 7, 2022 and the Company’s Registration Statement on Form F-3 (File No. 333-269066) filed with the Commission on December 29, 2022.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EUROSEAS LTD.

Dated: November 21, 2024	By:	/s/ Aristides J. Pittas
	Name:	Aristides J. Pittas
	Title:	President

Exhibit 1

Euroseas Ltd. Reports Results for the Nine-Month Period and Quarter Ended September 30, 2024, Declares Quarterly Dividend and Announces Order for the Construction of Two Fuel-Efficient 4,300 TEU Containerships

Maroussi, Athens, Greece – November 20, 2024 – Euroseas Ltd. (NASDAQ: ESEA, the “Company” or “Euroseas”), an owner and operator of container carrier vessels and provider of seaborne transportation for containerized cargoes, announced today its results for the three and nine-month periods ended September 30, 2024.

Third Quarter 2024 Financial Highlights:

•

Total net revenues of $54.1 million. Net income of $27.6 million or $3.97 and $3.95 earnings per share basic and diluted, respectively. Adjusted net income1 for the period was $27.4 million or $3.94 and $3.92 per share basic and diluted.

•

Adjusted EBITDA1 was $36.1 million.

•

An average of 23.0 vessels were owned and operated during the third quarter of 2024 earning an average time charter equivalent rate of $26,446 per day.

•

Declared a quarterly dividend of $0.60 per share for the third quarter of 2024 payable on or about December 17, 2024 to shareholders of record on December 9, 2024 as part of the Company’s common stock dividend plan.

•

As of November 20, 2024 we had repurchased 414,367 of our common stock in the open market for a total of about $8.8 million, under our share repurchase plan of up to $20 million announced in May 2022.

  Recent developments:

In November 2024, the Company concluded a contract for the construction of two modern fuel-efficient container vessels each to be built at Jiangsu Yangzi Xinfu Shipbuilding CO., Ltd., in China. The vessels are scheduled to be delivered during the fourth quarter of 2027. The total consideration for each of these two newbuilding contracts is approximately $60 million and will be financed with a combination of debt and equity.

1Adjusted EBITDA, Adjusted net income and Adjusted earnings per share are not recognized measurements under U.S. GAAP (GAAP) and should not be used in isolation or as a substitute for Euroseas financial results presented in accordance with GAAP. Refer to a subsequent section of the Press Release for the definitions and reconciliation of these measurements to the most directly comparable financial measures calculated and presented in accordance with GAAP.

Nine Months 2024 Financial Highlights:

•

Total net revenues of $159.6 million. Net income of $88.4 million or $12.75 and $12.66 earnings per share basic and diluted, respectively. Adjusted net income1 for the period was $80.2 million or $11.57 and $11.49 per share basic and diluted, respectively.

•

 Adjusted EBITDA1 was $102.9 million.

•

An average of 21.3 vessels were owned and operated during the first nine months of 2024 earning an average time charter equivalent rate of $28,624 per day.

Aristides Pittas, Chairman and CEO of Euroseas commented: “During the third quarter of 2024, the containership markets remained around the levels reached during the first half of the year although chartering activity slowed down. However, in October and through mid-November 2024, the market has strengthened and charterers’ interest in concluding charters, many of them with forward fixings, increased. As already announced, we managed to charter at very profitable rates not only three of our newbuildings, two of which are to be delivered in January 2025, but also two of our elder, 23-year old feeders, for periods of about three years for the newbuilds and between fourteen and eighteen months for the 23-year olds.

“The main challenge the containership sector has to overcome is the relatively high orderbook as a percentage of the fleet. However, this orderbook is concentrated on larger vessels sizes. On the contrary, the orderbook for the feeder and intermediate segments, within which we operate, is very modest against a fleet age profile that includes a high percentage of vessels older than twenty years, thus resulting in expectations of minimal fleet growth or, even, fleet declines. Within a market that continues to be strong and has a significant charter backlog, we expect our earnings to continue to be strong and our cash reserves to continue increasing as indicated by our results for the third quarter of 2024.

“Given the above fleet dynamics in our segments and our increasing cash reserves, over and above our dividend distribution and share repurchase program needs, we decided to extend our newbuilding program by ordering two 4300 teu vessels with delivery in 2027 strengthening our position in this segment. We remain diligent in identifying accretive investment opportunities and committed to generating returns to our shareholders.’

Tasos Aslidis, Chief Financial Officer of Euroseas commented:

“In the third quarter of 2024 the Company operated an average of 23.0 vessels, versus 19.0 vessels during the same period last year. Our net revenues increased to $54.1 million in the third quarter of 2024 compared to $50.7 million during the same period of last year, despite the fact that our vessels earned in the third quarter of 2024 approximately 12% lower time charter rates compared to the corresponding period of 2023. At the same time, total daily vessel operating expenses, including management fees, general and administrative expenses but excluding drydocking costs, during the third quarter of 2024, averaged $7,249 per vessel per day, as compared to $7,692 for the same period of last year and $7,452 per vessel per day for the first nine months of 2024 as compared to $7,858 per vessel per day for the same period of 2023. The decreased operating expenses in the recent periods are attributable to the significantly lower daily operating costs of the seven new building vessels delivered to the Company gradually within the past seventeen months.

Adjusted EBITDA during the third quarter of 2024 was $36.1 million versus $34.5 million in the third quarter of last year, and $102.9 million versus $91.1 million for the respective nine-month periods of 2024 and 2023.

As of September 30, 2024, our outstanding debt (excluding the unamortized loan fees) was $220.0 million versus unrestricted and restricted cash of $84.3 million. As of the same date, our scheduled debt repayments over the next 12 months amounted to about $38.1 million (excluding the unamortized loan fees).”

Third Quarter 2024 Results:

For the third quarter of 2024, the Company reported total net revenues of $54.1 million representing a 6.9% increase over total net revenues of $50.7 million during the third quarter of 2023 which was mainly the result of the higher number of vessels owned and operated in the third quarter of 2024 compared to the corresponding period of 2023 partly offset by the lower average charter rates our vessels earned. The Company reported a net income for the period of $27.6 million, as compared to a net income of $32.2 million, for the third quarter of 2023. On average, 23.0 vessels were owned and operated during the third quarter of 2024 earning an average time charter equivalent rate of $26,446 per day compared to 19.0 vessels in the same period of 2023 earning on average $30,074 per day.

Vessel operating expenses for the third quarter of 2024 amounted to $11.8 million as compared to $11.0 million for the same period of 2023. The increased amount is mainly due to the higher number of vessels owned and operated in the third quarter of 2024 compared to the same period of 2023 partly offset by the lower daily vessel operating expenses, mainly attributable to the significantly lower daily operating costs of the seven new building vessels delivered to the Company gradually within the past seventeen months.

Depreciation expense for the third quarter of 2024 amounted to $6.7 million compared to $5.9 million for the same period of 2023 due to the increased number of vessels in the Company’s fleet.

In the third quarter of 2023 the Company recorded an impairment charge of $13.8 million. The impairment was booked to reduce the carrying amount of a containership (M/V “Jonathan P”) to its estimated market value, since based on the Company’s impairment test results it was determined that its carrying amount was not recoverable. No such cost existed in the third quarter of 2024.

Related party management fees for the three months ended September 30, 2024, were $2.0 million compared to $1.5 million for the same period of 2023 due to the higher number of vessels in our fleet and the adjustment for inflation in the daily vessel management fee, effective from January 1, 2024, increasing from 775 Euros to 810 Euros.

General and administrative expenses amounted to $1.4 million for the third quarter of 2024 compared to $0.9 million for the third quarter of 2023, due to increased professional fees and increased cost for our stock incentive plan.

In the third quarter of 2024 one of our vessels entered drydock to commence her special survey, that was completed in the following quarter, for a total cost of $0.8 million. In the corresponding period of 2023, none of our vessels were drydocked. An amount of $0.1 million was accounted for drydocking expenses incurred in relation to upcoming dry dockings.

In the third quarter of 2023, a gain on time charter agreements termination of $16.0 million was recognized in connection with the write-off of the outstanding balance of the attached time charter liability recognized as part of the acquisitions of two of our vessels in 2022, which was fully amortized in August 2023 due to the early termination of the respective attached time charter agreements. No such case existed in the corresponding period of 2024.

Finally, in the third quarter of 2023, we had other operating income of $0.2 million. The other operating income relates to loss of hire insurance for one of our vessels. Again, no such case existed in the corresponding period of 2024.

Total interest and other financing costs for the third quarter of 2024 amount to $4.2 million, of which $1.0 million relates to interest charged and capitalized in relation to our newbuilding program, compared to $2.7 million, of which $0.9 million relates to interest charged and capitalized in relation to our newbuilding program for the second quarter of 2023. This increase is due to the increased amount of debt of our bank loans in the current period compared to the same period of 2023.

For the three months ended September 30, 2024, the Company recognized a $0.4 million net loss on its interest rate swap contract, comprising $0.5 million unrealized loss from the mark-to-market valuation of our outstanding interest rate swap and a realized gain of $0.1 million. For the three months ended September 30, 2023, the Company recognized a $0.4 million gain on its interest rate swap contract, comprising $0.3 million unrealized gain from the mark-to-market valuation of our outstanding interest rate swaps and a marginal realized gain.

Adjusted EBITDA1 for the third quarter of 2024 increased to $36.1 million compared to $34.5 million achieved during the third quarter of 2023, primarily due to the increase in revenues.

Basic and diluted earnings per share for the third quarter of 2024 were $3.97 and $3.95, respectively, calculated on 6,953,831 and 6,992,363 basic and diluted weighted average number of shares outstanding, compared to basic and diluted earnings per share of $4.67 and $4.65 for the third quarter of 2023, calculated on 6,899,941 basic and 6,930,548 diluted weighted average number of shares outstanding.

The adjusted earnings attributable to common shareholders for the quarter ended September 30, 2024 would have been $3.94 and $3.92 per share basic and diluted, respectively, compared to adjusted earnings of $4.08 and $4.07 per share basic and diluted, respectively, for the quarter ended September 30, 2023. Usually, security analysts include Adjusted Net Income in their determination of published estimates of earnings per share.

Nine Months 2024 Results:

For the first nine months of 2024, the Company reported total net revenues of $159.6 million representing a 13.7% increase over total net revenues of $140.3 million during the first nine months of 2023, mainly as a result of the increased number of vessels owned and operated in the first nine months of 2024 compared to the corresponding period of 2023, partly offset by the lower average charter rates our vessels earned. The Company reported a net income for the period of $88.4 million, as compared to a net income of $89.8 million for the first nine months of 2023. On average, 21.3 vessels were owned and operated during the first nine months of 2024 earning an average time charter equivalent rate of $28,624 per day compared to 18.0 vessels in the same period of 2023 earning on average $29,843 per day.

Vessel operating expenses for the nine-month period of 2024 amounted to $34.3 million as compared to $31.2 million for the same period of 2023. The increased amount is mainly due to the higher average number of vessels owned and operated in the nine months of 2024 compared to the same period of 2023, partly offset by the lower daily vessel operating expenses, mainly attributable to the significantly lower daily operating costs of the seven new building vessels delivered to the Company gradually within the past seventeen months.

Depreciation expense for the first nine months of 2024 was $18.9 million compared to $16.8 million during the same period of 2023, due to the increased number of vessels in the Company’s fleet.

For the nine months of 2023, the Company recorded an impairment charge of $13.8 million. The impairment was booked to reduce the carrying amount of a containership (M/V “Jonathan P”) to its estimated market value, since based on the Company’s impairment test results it was determined that its carrying amount was not recoverable. No such cost existed in the respective period of 2024.

Related party management fees for the nine months ended September 30, 2024, were $5.3 million compared to $4.2 million for the same period of 2023 as a result of the higher number of vessels in our fleet, and the adjustment for inflation in the daily vessel management fee, effective from January 1, 2024, increasing it from 775 Euros to 810 Euros.

General and administrative expenses amounted to $3.7 million for the nine-month period ended September 30, 2024, as compared to $3.2 million for the same period of 2023. This increase is mainly attributable to the increased cost of our stock incentive plan and increased professional fees during the period.

In the first nine months of 2024 four of our vessels completed their special survey with drydock and another one entered the shipyard to complete its special survey in the fourth quarter of 2024 for a total cost of approximately $8.1 million. In the first nine months of 2023 one of our vessels completed her special survey with drydock for a total cost of approximately $0.6 million, with an amount of $0.5 million accounted for drydocking expenses incurred in relation to upcoming dry-dockings.

In the first nine months of 2023, a gain on time charter agreements termination of $16.0 million was recognized in connection with the write-off of the outstanding balance of the attached time charter liability recognized as part of the acquisitions of two of our vessels in 2022, which was fully amortized in August 2023 due to the early termination of the respective attached time charter agreements. No such case existed in the corresponding period in 2024.

The results of the Company for the nine months of 2024 include a $5.7 million gain on sale of M/V “EM Astoria” that was completed in June 2024.The results of the Company for the nine months of 2023 include a $5.2 million gain on sale of M/V “Akinada Bridge” that was completed in January 2023.

Finally, during the nine-month period of 2023, we had other operating income of $1.6 million relating to loss of hire insurance for two of our vessels. No such income exists in the nine months of 2024.

Total interest and other financing costs for the first nine months of 2024 amount to $10.7 million, of which $3.6 million relates to interest charged and capitalized in relation to our newbuilding program, compared to $7.1, of which $3.2 million relates to interest charged and capitalized in relation to our newbuilding program for the same period of 2023. This increase is due to the increased amount of debt and the increase in the weighted average benchmark rates of our bank loans in the current period compared to the same period of 2023.

For the nine months ended September 30, 2024 the Company recognized a $0.3 million realized gain and a $0.2 million unrealized gain for a total of $0.5 million gain on its interest rate swap contract. For the nine months ended September 30, 2023 the Company recognized a $4.1 million realized gain and a $3.0 million unrealized loss for a total of $1.1 million net gain on its interest rate swap contracts.

Adjusted EBITDA1 for the first nine months of 2024 was $102.9 million compared to $91.1 million for the first nine months of 2023.

Basic and diluted earnings per share for the first nine months of 2024 were $12.75 and $12.66, respectively, calculated on 6,933,572 and 6,980,196 basic and diluted weighted average number of shares outstanding, compared to basic and diluted earnings per share of $12.95 and $12.90 for the first nine months of 2023, respectively, calculated on 6,938,930 and 6,964,967 basic and diluted weighted average number of shares outstanding.

 The adjusted earnings per share for the nine-month period ended September 30, 2024 would have been $11.57 and $11.49 basic and diluted, respectively, compared to adjusted earnings of $11.37 and $11.33 per share basic and diluted, respectively, for the same period in 2023. As mentioned above, security analysts include Adjusted Net Income in their determination of published estimates of earnings per share.

Fleet Profile:

The Euroseas Ltd. fleet profile is as follows

Name	Type	Dwt	TEU	Year Built	Employment(*)	TCE Rate ($/day)
Container Carriers
MARCOS V(*)	Intermediate	72,968	6,350	2005	TC until Dec-24 TC until Aug-25	$42,200 $15,000
SYNERGY BUSAN(*)	Intermediate	50,726	4,253	2009	TC until Dec-24 then until Dec-27	$25,000 $35,500
SYNERGY ANTWERP(*)	Intermediate	50,726	4,253	2008	TC until Mar-25	$26,500
SYNERGY OAKLAND(*)	Intermediate	50,787	4,253	2009	TC until May-26	$42,000
SYNERGY KEELUNG(*)	Intermediate	50,969	4,253	2009	TC until Apr-25	$23,000
EMMANUEL P(*)	Intermediate	50,796	4,250	2005	TC until Apr-25	$21,000
RENA P(*)	Intermediate	50,796	4,250	2007	TC until Apr-25	$21,000
EM KEA(*)	Feeder	42,165	3,100	2007	TC until May-26	$19,000
GREGOS(*)	Feeder	37,237	2,800	2023	TC until Apr-26	$48,000
TERATAKI(*)	Feeder	37,237	2,800	2023	TC until Jul-26	$48,000
TENDER SOUL(*)	Feeder	37,237	2,800	2024	TC until Dec-24 Then until Oct-27	$17,000 $32,000
LEONIDAS Z(*)	Feeder	37,237	2,800	2024	TC until Mar-26	$20,000
EVRIDIKI G(*)	Feeder	34,677	2,556	2001	TC until Feb-25 then until Apr-26	$40,000 $29,500
EM CORFU(*)	Feeder	34,654	2,556	2001	TC until Feb-25 then until Aug-26	$40,000 $28,000
DIAMANTIS P(*)	Feeder	30,360	2,008	1998	TC until Nov-24	$27,000
STEPHANIA K(*)	Feeder	22,262	1,800	2024	TC until May-26	$22,000
EM SPETSES(*)	Feeder	23,224	1,740	2007	TC until Feb-26	$18,100
JONATHAN P(*)	Feeder	23,357	1,740	2006	TC until Sep-25	$20,000
EM HYDRA(*)	Feeder	23,351	1,740	2005	TC until Mar-25	$13,000
JOANNA(***)	Feeder	22,301	1,732	1999	TC until Mar-26, then until Sep-26, then until Nov-26	$19,000 $9,500 $16,500
MONICA(*)	Feeder	22,262	1,800	2024	TC-until May-25	$16,000
PEPI STAR(*)	Feeder	22,262	1,800	2024	TC until Jun-26	$24,250
AEGEAN EXPRESS(*)	Feeder	18,581	1,439	1997	TC until Dec-24	$8,000
Total Container Carriers on the Water	23	846,172	67,073

Vessels under construction	Type	Dwt	TEU	To be delivered	Employment	TCE Rate ($/day)
DEAR PANEL (H4251)	Feeder	37,237	2,800	Q1 2025	TC until Nov-27	$32,000
SYMEON P (H4252)	Feeder	37,237	2,800	Q1 2025	TC until Nov-27	$32,000
ELENA (H1711)	Intermediate	55,200	4,300	Q4 2027
NIKITAS G (H1712)	Intermediate	55,200	4,300	Q4 2027
Total under construction	4	184,874	14,200

Notes:

(*) TC denotes time charter. Charter duration indicates the earliest redelivery date; all dates listed are the earliest redelivery dates under each TC unless the contract rate is lower than the current market rate in which cases the latest redelivery date is assumed; vessels with the latest redelivery date shown are marked by (+).

(**)  Rate is net of commissions (which are typically 5-6.25%)

(***) Period to Nov-2026 is at the option of the charterer.

Summary Fleet Data:

	Three Months, Ended September 30, 2023	Three Months, Ended September 30, 2024	Nine Months, Ended September 30, 2023	Nine Months, Ended September 30, 2024
FLEET DATA
Average number of vessels (1)	19.0	23.0	18.0	21.3
Calendar days for fleet (2)	1,742.0	2,098.0	4,913.0	5,816.0
Scheduled off-hire days incl. laid-up (3)	-	10.9	-	110.2
Available days for fleet (4) = (2) - (3)	1,742.0	2,087.1	4,913.0	5,705.8
Commercial off-hire days (5)	-	-	28.9	3.7
Operational off-hire days (6)	13.2	4.7	54.0	12.1
Voyage days for fleet (7) = (4) - (5) - (6)	1,728.8	2,082.4	4,830.1	5,690.0
Fleet utilization (8) = (7) / (4)	99.2%	99.8%	98.3%	99.7%
Fleet utilization, commercial (9) = ((4) - (5)) / (4)	100.0%	100.0%	99.4%	99.9%
Fleet utilization, operational (10) = ((4) - (6)) / (4)	99.2%	99.8%	98.9%	99.8%

AVERAGE DAILY RESULTS (usd/day)
Time charter equivalent rate (11)	30,074	26,446	29,843	28,624
Vessel operating expenses excl. drydocking expenses (12)	7,192	6,591	7,210	6,807
General and administrative expenses (13)	500	658	648	645
Total vessel operating expenses (14)	7,692	7,249	7,858	7,452
Drydocking expenses (15)	70	392	229	1,384

(1) Average number of vessels is the number of vessels that constituted the Company’s fleet for the relevant period, as measured by the sum of the number of calendar days each vessel was a part of the Company’s fleet during the period divided by the number of calendar days in that period.

(2) Calendar days. We define calendar days as the total number of days in a period during which each vessel in our fleet was in our possession including off-hire days associated with major repairs, drydockings or special or intermediate surveys or days of vessels in lay-up. Calendar days are an indicator of the size of our fleet over a period and affect both the amount of revenues and the amount of expenses that we record during that period.

(3) The scheduled off-hire days including vessels laid-up, vessels committed for sale or vessels that suffered unrepaired damages, are days associated with scheduled repairs, drydockings or special or intermediate surveys or days of vessels in lay-up, or vessels that were committed for sale or suffered unrepaired damages.

(4) Available days. We define available days as the Calendar days in a period net of scheduled off-hire days as defined above. We use available days to measure the number of days in a period during which vessels were available to generate revenues.

(5) Commercial off-hire days. We define commercial off-hire days as days a vessel is idle without employment.

(6) Operational off-hire days. We define operational off-hire days as days associated with unscheduled repairs or other off-hire time related to the operation of the vessels.

(7) Voyage days. We define voyage days as the total number of days in a period during which each vessel in our fleet was in our possession net of commercial and operational off-hire days. We use voyage days to measure the number of days in a period during which vessels actually generate revenues or are sailing for repositioning purposes.

(8) Fleet utilization. We calculate fleet utilization by dividing the number of our voyage days during a period by the number of our available days during that period. We use fleet utilization to measure a company’s efficiency in finding suitable employment for its vessels and minimizing the amount of days that its vessels are off-hire for reasons such as unscheduled repairs or days waiting to find employment.

(9) Fleet utilization, commercial. We calculate commercial fleet utilization by dividing our available days net of commercial off-hire days during a period by our available days during that period.

(10) Fleet utilization, operational. We calculate operational fleet utilization by dividing our available days net of operational off-hire days during a period by our available days during that period.

(11) Time charter equivalent rate, or TCE, is a measure of the average daily net revenue performance of our vessels. Our method of calculating TCE is determined by dividing time charter revenue and voyage charter revenue, if any, net of voyage expenses by voyage days for the relevant time period. Voyage expenses primarily consist of port, canal and fuel costs that are unique to a particular voyage, which would otherwise be paid by the charterer under a time charter contract, or are related to repositioning the vessel for the next charter. TCE, which is a non-GAAP measure, provides additional meaningful information in conjunction with voyage revenues, the most directly comparable GAAP measure, because it assists our management in making decisions regarding the deployment and use of our vessels and because we believe that it provides useful information to investors regarding our financial performance. TCE is a standard shipping industry performance measure used primarily to compare period-to-period changes in a shipping company's performance despite changes in the mix of charter types (i.e., spot voyage charters, time charters and bareboat charters) under which the vessels may be employed between the periods. Our definition of TCE may not be comparable to that used by other companies in the shipping industry.

(12) Daily vessel operating expenses, which include crew costs, provisions, deck and engine stores, lubricating oil, insurance, maintenance and repairs and related party management fees are calculated by us by dividing vessel operating expenses and related party management fees by fleet calendar days for the relevant time period. Drydocking expenses are reported separately.

(13) Daily general and administrative expense is calculated by us by dividing general and administrative expenses by fleet calendar days for the relevant time period.

(14) Total vessel operating expenses, or TVOE, is a measure of our total expenses associated with operating our vessels. We compute TVOE as the sum of vessel operating expenses, related party management fees and general and administrative expenses; drydocking expenses are not included. Daily TVOE is calculated by dividing TVOE by fleet calendar days for the relevant time period.

(15) Daily drydocking expenses is calculated by us by dividing drydocking expenses by the fleet calendar days for the relevant period. Drydocking expenses include expenses during drydockings that would have been capitalized and amortized under the deferral method. Drydocking expenses could vary substantially from period to period depending on how many vessels underwent drydocking during the period. The Company expenses drydocking expenses as incurred.

Conference Call and Webcast:

Tomorrow, Thursday, November 21, 2024 at 8:30 a.m. Eastern Standard Time, the Company's management will host a conference call to discuss the results.

Conference Call details:

Participants should dial into the call 10 minutes before the scheduled time using the following numbers: 877 405 1226 (US Toll-Free Dial In) or +1 201 689 7823 (US and Standard International Dial In). Please quote “Euroseas” to the operator and/or conference ID 13750230.Click here for additional participant International Toll-Free access numbers.

Alternatively, participants can register for the call using the call me option for a faster connection to join the conference call. You can enter your phone number and let the system call you right away. Click here for the call me option.

Audio webcast - Slides Presentation:

 There will be a live and then archived webcast of the conference call and accompanying slides, available through the Company’s website. To listen to the archived audio file, visit our website http://www.euroseas.gr and click on Company Presentations under our Investor Relations page. Participants to the live webcast should register on the website approximately 10 minutes prior to the start of the webcast.

 The slide presentation for the third quarter ended September 30, 2024 will also be available in PDF format minutes prior to the conference call and webcast, accessible on the company's website (www.euroseas.gr) on the webcast page. Participants to the webcast can download the PDF presentation.

Euroseas Ltd.

Unaudited Consolidated Condensed Statements of Operations

(All amounts expressed in U.S. Dollars – except number of shares)

	Three Months Ended September 30,	Three Months Ended September 30,	Nine Months Ended September 30,	Nine Months Ended September 30,
	2023	2024	2023	2024

Revenues
Time charter revenue	52,315,773	55,375,268	145,087,450	163,958,883
Voyage Charter revenue	-	473,055		473,055
Commissions	(1,649,542)	(1,702,162)	(4,789,013)	(4,842,817)
Net revenues	50,666,231	54,146,161	140,298,437	159,589,121

Operating expenses / (income)
Voyage expenses	323,596	777,998	942,882	1,561,278
Vessel operating expenses	11,036,296	11,799,681	31,179,114	34,308,086
Drydocking expenses	121,699	822,536	1,123,581	8,051,847
Vessel depreciation	5,949,853	6,679,834	16,838,435	18,941,809
Related party management fees	1,492,923	2,028,191	4,245,101	5,283,460
General and administrative expenses	873,205	1,380,338	3,181,211	3,748,554
Impairment loss	13,832,716	-	13,832,716	-
Other operating income	(216,321)	-	(1,645,832)	-
Gain on time charter agreements termination	(15,984,253)	-	(15,984,253)	-
Gain on sale of vessel	-	-	(5,158,370)	(5,690,794)
Total operating expenses, net	17,429,714	23,488,578	48,554,585	66,204,240

Operating income	33,236,517	30,657,583	91,743,852	93,384,881

Other (expenses) / income
Interest and other financing costs	(1,830,213)	(3,255,595)	(3,917,612)	(7,109,965)
Gain / (loss) on derivatives, net	388,848	(436,869)	1,132,481	543,839
Foreign exchange loss	(4,736)	(29,862)	(32,172)	(11,546)
Interest income	409,334	697,836	906,116	1,576,652
Other income / (expenses), net	(1,036,767)	(3,024,490)	(1,911,187)	(5,001,020)
Net income	32,199,750	27,633,093	89,832,665	88,383,861
Weighted average number of shares outstanding, basic	6,899,941	6,953,831	6,938,930	6,933,572
Earnings per share, basic	4.67	3.97	12.95	12.75
Weighted average number of shares outstanding, diluted	6,930,548	6,992,363	6,964,967	6,980,196
Earnings per share, diluted	4.65	3.95	12.90	12.66

Euroseas Ltd.

Unaudited Consolidated Condensed Balance Sheets

(All amounts expressed in U.S. Dollars – except number of shares)

	December 31, 2023	September 30, 2024

ASSETS
Current Assets:
Cash and cash equivalents	58,613,304	77,340,745
Trade accounts receivable, net	2,037,940	3,050,296
Other receivables	2,276,116	2,129,644
Inventories	2,538,342	3,126,708
Restricted cash	2,994	46,825
Prepaid expenses	502,833	956,869
Due from related company	-	562,078
Derivatives	-	224,479
Total current assets	65,971,529	87,437,644
Fixed assets:
Vessels, net	267,626,155	449,904,605
Long-term assets:
Advances for vessels under construction	85,375,650	36,613,292
Restricted cash	5,700,000	6,900,000
Total assets	424,673,334	580,855,541

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
Long-term bank loans, current portion	30,839,541	37,593,237
Trade accounts payable	5,746,510	4,003,235
Accrued expenses	1,865,615	5,150,031
Accrued dividends	105,250	197,075
Deferred revenue	11,275,911	6,013,806
Due to related company	1,298,941	-
Derivatives	56,042	-
Total current liabilities	51,187,810	52,957,384

Long-term liabilities:
Long-term bank loans, net of current portion	99,161,871	180,421,099
Fair value of below market time charters acquired	7,580,306	3,871,442
Derivatives	168,138	200,793
Total long-term liabilities	106,910,315	184,493,334
Total liabilities	158,098,125	237,450,718

Shareholders’ equity:
Common stock (par value $0.03, 200,000,000 shares authorized, 7,014,331 and 7,013,581, issued and outstanding)	210,430	210,407
Additional paid-in capital	258,434,237	259,504,848
Retained earnings	7,930,542	83,689,568
Total shareholders’ equity	266,575,209	343,404,823
Total liabilities and shareholders’ equity	424,673,334	580,855,541

Euroseas Ltd.

Unaudited Consolidated Condensed Statements of Cash Flows

 (All amounts expressed in U.S. Dollars)

	Nine Months Ended September 30, 2023	Nine Months Ended September 30, 2024
	2023	2024

Cash flows from operating activities:
Net income	89,832,665	88,383,861
Adjustments to reconcile net income to net cash provided by operating activities:
Vessel depreciation	16,838,435	18,941,809
Impairment loss	13,832,716	-
Amortization of deferred charges	385,395	381,588
Share-based compensation	821,303	1,070,587
Gain on sale of vessel	(5,158,370)	(5,690,794)
Amortization of fair value of below market time charters acquired	(10,123,567)	(3,708,864)
Gain on time charter agreements termination	(15,984,253)	-
Unrealized gain / (loss) on derivatives	2,986,503	(247,867)
Changes in operating assets and liabilities	(2,484,127)	(6,243,946)
Net cash provided by operating activities	90,946,700	92,886,374

Cash flows from investing activities:
Cash paid for vessels under construction	(93,120,238)	(153,615,913)
Cash paid for vessel acquisitions and vessel improvements	(941,298)	(4,544,086)
Net proceeds from sale of a vessel	10,100,598	10,146,400
Net cash used in investing activities	(83,960,938)	(148,013,599)

Cash flows from financing activities:
Cash paid for share repurchase	(3,145,435)	-
Dividends paid	(10,460,435)	(12,533,010)
Loan arrangement fees paid	(731,000)	(1,398,700)
Offering expenses paid	(102,896)	-
Proceeds from long- term bank loans	92,000,000	114,400,000
Repayment of long-term bank loans	(61,625,000)	(25,369,793)
Net cash provided by financing activities	15,935,234	75,098,497

Net increase in cash, cash equivalents and restricted cash	22,920,996	19,971,272
Cash, cash equivalents and restricted cash at beginning of period	31,438,506	64,316,298
Cash, cash equivalents and restricted cash at end of period	54,359,502	84,287,570

	Nine Months Ended September 30, 2023	Nine Months Ended September 30, 2024
	2023	2024
Cash breakdown
Cash and cash equivalents	48,341,257	77,340,745
Restricted cash, current	318,245	46,825
Restricted cash, long term	5,700,000	6,900,000
Total cash, cash equivalents and restricted cash shown in the statement of cash flows	54,359,502	84,287,570

Euroseas Ltd.

Reconciliation of Adjusted EBITDA to Net income

(All amounts expressed in U.S. Dollars)

	Three Months Ended September 30, 2023	Three Months Ended September 30, 2024	Nine Months Ended September 30, 2023	Nine Months Ended September 30, 2024
Net income	32,199,750	27,633,093	89,832,665	88,383,861
Interest and other financing costs, net (incl. interest income)	1,420,879	2,557,759	3,011,496	5,533,313
Vessel depreciation	5,949,853	6,679,834	16,838,435	18,941,809
Impairment loss	13,832,716	-	13,832,716	-
Gain on sale of vessel	-	-	(5,158,370)	(5,690,794)
Gain on time charter agreements termination	(15,984,253)	-	(15,984,253)	-
Amortization of fair value of below market time charters acquired	(2,486,343)	(1,245,312)	(10,123,567)	(3,708,864)
(Gain) / loss on interest rate swap derivatives, net	(388,848)	436,869	(1,132,481)	(543,839)
Adjusted EBITDA	34,543,754	36,062,243	91,116,641	102,915,486

Adjusted EBITDA Reconciliation:

Euroseas Ltd. considers Adjusted EBITDA to represent net income before interest and other financing costs, income taxes, depreciation, impairment loss, (gain) / loss on interest rate swap derivatives, net, gain on sale of vessel, gain on time charter agreements termination and amortization of fair value of below market time charters acquired. Adjusted EBITDA does not represent and should not be considered as an alternative to net income, as determined by generally accepted accounting principles in the United States, or GAAP. Adjusted EBITDA is included herein because it is a basis upon which the Company assesses its financial performance and liquidity position and because the Company believes that this non-GAAP financial measure assists our management and investors by increasing the comparability of our performance from period to period by excluding the potentially disparate effects between periods of financial costs, (gain) / loss on interest rate swaps, gain on sale of vessel, gain on time charter agreements termination, depreciation, impairment loss and amortization of below market time charters acquired. The Company's definition of Adjusted EBITDA may not be the same as that used by other companies in shipping or other industries.

Euroseas Ltd.

Reconciliation of Adjusted net income to Net income

(All amounts expressed in U.S. Dollars – except share data and number of shares)

	Three Months Ended September 30, 2023	Three Months Ended September 30, 2024	Nine Months Ended September 30, 2023	Nine Months Ended September 30, 2024
Net income	32,199,750	27,633,093	89,832,665	88,383,861
Unrealized (gain) / loss on derivatives	(308,348)	535,162	2,986,503	(247,867)
Impairment loss	13,832,716	-	13,832,716	-
Gain on sale of vessel	-	-	(5,158,370)	(5,690,794)
Gain on time charter agreements termination	(15,984,253)	-	(15,984,253)	-
Amortization of fair value of below market time charters acquired	(2,486,343)	(1,245,312)	(10,123,567)	(3,708,864)
Vessel depreciation on portion of the consideration of vessels acquired with attached time charters allocated to below market time charters	927,009	505,804	3,498,754	1,499,928
Adjusted net income	28,180,531	27,428,747	78,884,448	80,236,264
Adjusted earnings per share, basic	4.08	3.94	11.37	11.57
Weighted average number of shares, basic	6,899,941	6,953,831	6,938,930	6,933,572
Adjusted earnings per share, diluted	4.07	3.92	11.33	11.49
Weighted average number of shares, diluted	6,930,548	6,992,363	6,964,967	6,980,196

Adjusted net income and Adjusted earnings per share Reconciliation:

Euroseas Ltd. considers Adjusted net income to represent net income before unrealized (gain) / loss on derivatives, gain on sale of vessel, gain on time charter agreements termination, amortization of below market time charters acquired, impairment loss and vessel depreciation on the portion of the consideration of vessels acquired with attached time charters allocated to below market time charters. Adjusted net income and Adjusted earnings per share are included herein because we believe they assist our management and investors by increasing the comparability of the Company's fundamental performance from period to period by excluding the potentially disparate effects between periods of the aforementioned items, which may significantly affect results of operations between periods.

Adjusted net income and Adjusted earnings per share do not represent and should not be considered as an alternative to net income or earnings per share, as determined by GAAP. The Company's definition of Adjusted net income and Adjusted earnings per share may not be the same as that used by other companies in the shipping or other industries. Adjusted net income and Adjusted earnings per share are not adjusted for all noncash income and expense items that are reflected in our statement of cash flows.

About Euroseas Ltd.

Euroseas Ltd. was formed on May 5, 2005 under the laws of the Republic of the Marshall Islands to consolidate the ship owning interests of the Pittas family of Athens, Greece, which has been in the shipping business over the past 140 years. Euroseas trades on the NASDAQ Capital Market under the ticker ESEA.

Euroseas operates in the container shipping market. Euroseas' operations are managed by Eurobulk Ltd., an ISO 9001:2008 and ISO 14001:2004 certified affiliated ship management company, which is responsible for the day-to-day commercial and technical management and operations of the vessels. Euroseas employs its vessels on spot and period charters and through pool arrangements.

The Company has a fleet of 23 vessels, including 16 Feeder containerships and 7 Intermediate containerships. Euroseas 23 containerships have a cargo capacity of 67,073 teu. After the delivery of two feeder and the two intermediate containership newbuildings in 2025 and 2027, respectively, Euroseas’ fleet will consist of 27 vessels with a total carrying capacity of 86,873 teu.

Forward Looking Statement

This press release contains forward-looking statements (as defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events and the Company's growth strategy and measures to implement such strategy; including expected vessel acquisitions and entering into further time charters. Words such as "expects," "intends," "plans," "believes," "anticipates," "hopes," "estimates," and variations of such words and similar expressions are intended to identify forward-looking statements. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct. These statements involve known and unknown risks and are based upon a number of assumptions and estimates that are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of the Company. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited to changes in the demand for containerships, competitive factors in the market in which the Company operates; risks associated with operations outside the United States; and other factors listed from time to time in the Company's filings with the Securities and Exchange Commission. The Company expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company's expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based.

Visit our website www.euroseas.gr

Company Contact	Investor Relations / Financial Media
Tasos Aslidis Chief Financial Officer Euroseas Ltd. 11 Canterbury Lane, Watchung, NJ 07069 Tel. (908) 301-9091 E-mail: aha@euroseas.gr	Nicolas Bornozis Markella Kara Capital Link, Inc. 230 Park Avenue, Suite 1540 New York, NY 10169 Tel. (212) 661-7566 E-mail: euroseas@capitallink.com